HSBC

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated August 10, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
and Stock-Linked Underlying Supplement dated March 22, 2012)

Structured
Investments

HSBC USA Inc.
$1,255,000
Contingent Buffered Enhanced Notes (CBEN) Linked to an Equally Weighted Basket Consisting of the Respective Equity Securities of Eleven Reference Asset Issuers, due August 28, 2013

General

- Terms used in this pricing supplement are described or defined herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. The Notes offered will have the terms described in the Stock-Linked Underlying Supplement, prospectus supplement and prospectus as supplemented by the description herein. **The Notes do not guarantee any return of principal and you may lose up to 100.00% of your initial investment. The Notes will not bear interest.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any Basket Component, or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing August 28, 2013.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, the terms set forth below will supersede.**
- Any payment on the Notes is subject to the Issuer's credit risk, and you have no ability to pursue the issuers of the Basket Components for payment. The Issuer has not undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information provided herein regarding the Basket Components.

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The Notes are linked to an equally weighted basket (the "Basket") consisting of the respective equity securities of the Reference Asset Issuers (each such equity security a "Basket Component" and together, the "Basket Components").
Reference Asset Issuers:	Apple Inc. ("AAPL"), Coach, Inc. ("COH"), Google Inc. ("GOOG"), Mead Johnson Nutrition Company ("MJN"), Mylan Inc. ("MYL"), Las Vegas Sands Corp. ("LVS"), Starbucks Corporation ("SBUX"), Starwood Hotels & Resorts Worldwide, Inc. ("HOT"), Tiffany & Co. ("TIF"), Wynn Resorts, Limited ("WYNN") and YUM! Brands, Inc. ("YUM").
Component Weightings:	With respect to each Basket Component, approximately 9.0909%.
Knock-Out Event:	A Knock-Out Event occurs if on the Final Valuation Date, the Basket Ending Level (as defined below) has decreased, as compared to the Basket Starting Level, by a percentage that is more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20.00%
Contingent Minimum Return:	0.00%
Maximum Cap:	21.00%
Principal Amount:	$1,000 per Note.
Trade Date:	August 10, 2012
Pricing Date:	August 10, 2012
Original Issue Date:	August 15, 2012
Final Valuation Date:	August 23, 2013, subject to adjustment as described herein and in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be August 28, 2013. The Maturity Date is subject to further adjustment as described under "Additional Note Terms — Market Disruption Events" in the accompanying Stock-Linked Underlying Supplement.
Payment at Maturity:	***If a Knock-Out Event has occurred,*** you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return})$$

If a Knock-Out Event has occurred, you will lose some or all of your investment. **This means that if the Basket Return is -100.00%, you will lose your entire investment.**

	If a Knock-Out Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return and the Maximum Cap. If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Principal Amount of Notes will equal the lesser of (A) $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Basket Return and (ii) the Contingent Minimum Return, and (B) $1,000 plus the product of (a) $1,000 multiplied by (b) the Maximum Cap. For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?" herein.
Basket Return:	The quotient, expressed as a percentage, of (i) the Basket Ending Level minus the Basket Starting Level divided by (ii) the Basket Starting Level, expressed as a formula:

$$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$

Basket Starting Level:	100
Basket Ending Level:	The Basket Closing Level on the Final Valuation Date.
Basket Closing Level:	On any scheduled trading day, the Basket Closing Level will be calculated as follows:

$$100 \times [1 + (\text{the sum of the Basket Component return multiplied by the respective component weighting, for each Basket Component})]$$

Each of the Basket Component returns set forth in the formula above refers to the return for the relevant Basket Component, which reflects the performance of the relevant Basket Component, expressed as the percentage change from the Initial Price of that Basket Component to the Final Price of that Basket Component, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:	The Official Closing Price of the respective Basket Component as determined by the Calculation Agent on the Pricing Date, which with respect to AAPL was $621.64, with respect to COH was $54.83, with respect to GOOG was $642.00, with respect to MJN was $73.00, with respect to MYL was $23.46, with respect to LVS was $39.95, with respect to SBUX was $45.57, with respect to HOT was $54.22, with respect to TIF was $58.48, with respect to WYNN was $101.83 and with respect to YUM was $66.83.
Final Price:	The Official Closing Price of the respective Basket Component as determined by the Calculation Agent on the Final Valuation Date.
Official Closing Price:	With respect to each Basket Component, the Official Closing Price on any scheduled trading day will be the relevant official price of one share of such Basket Component on the relevant exchange for such Basket Component as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the Basket Component is not listed or traded as described above for any reason other than a market disruption event (as defined below), then the Official Closing Price for the Basket Component on any scheduled trading day will be the average, as determined by the Calculation Agent, of the bid prices for one share of the Basket Component obtained from as many dealers in the Reference Asset selected by the Calculation Agent as will make those bid prices available to the Calculation Agent. The number of dealers need not exceed three and may include the Calculation Agent or any of its or our affiliates. The Official Closing Price with respect to each Basket Component may be adjusted by the calculation agent as described under "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
CUSIP/ISIN:	4042K13G6/US4042K13G64
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page FWP-4 of this document and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

We have appointed J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates as placement agent for the sale of the Notes. J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates will offer the Notes to investors directly or through other registered broker-dealers.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$1,255,000	$12,550	$1,242,450

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
August 10, 2012

Contingent Buffered Enhanced Notes (CBEN) Linked to an Equally Weighted Basket Consisting of the Respective Equity Securities of the Eleven Reference Asset Issuers, due August 28, 2013

Summary Terms

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations as well as an illustrative diagram and table reflecting hypothetical returns at maturity.   These charts should be reviewed together with the disclosure regarding the Notes contained in this pricing supplement as well as in the accompany Stock-Linked Underlying Supplement, prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Basket Starting Level of 100.00, the Knock-Out Buffer Amount of 20.00%, the Contingent Minimum Return on the Notes of 0.00% and the Maximum Cap of 21.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Note Characteristics	
Reference Asset	Equally weighted basket of eleven equity securities of the Reference Asset Issuers
Reference Asset Issuers	Apple Inc. ("AAPL"), Coach, Inc. ("COH"), Google Inc. ("GOOG"), Mead Johnson Nutrition Company ("MJN"), Mylan Inc. ("MYL"), Las Vegas Sands Corp. ("LVS"), Starbucks Corporation ("SBUX"), Starwood Hotels & Resorts Worldwide, Inc. ("HOT"), Tiffany & Co. ("TIF"), Wynn Resorts, Limited ("WYNN") and YUM! Brands, Inc. ("YUM")
Principal Amount	$1,000 per Note
Knock-Out Event	Observed on the Final Valuation Date
Knock-Out Buffer Amount	20%
Contingent Minimum Return	0%
Maximum Cap	21%
Maturity	Approximately 12 months

• Appreciation Potential:
  - The Notes provide a positive return at maturity on the upside one-for-one up to the Maximum Cap of 21%. If Knock-Out Event has not occurred, you will receive at maturity at least the Principal Amount of the Notes.
• No Guaranteed Return of Principal:
  - If a Knock-Out Event has occurred, you will lose 1% of the Principal Amount for every 1% decline in the Reference Asset. You may lose up to 100% of your investment.

Hypothetical Total Return on the Notes



Hypothetical Basket Ending Level	Hypothetical Basket Return	Hypothetical Total Return on the Notes
140.00	40.00%	21.00%
130.000	30.00%	21.00%
120.00	20.00%	20.00%
115.00	15.00%	15.00%
110.00	10.00%	10.00%
102.00	2%	2.00%
101.50	1.50%	1.50%
100.50	0.50%	0.50%
100.00	**0.00%**	**0.00%**
95.00	-5.00%	**0.00%**
90.00	-10.00%	**0.00%**
80.00	-20.00%	**0.00%**
70.00	-30.00%	-30.00%
60.00	-40.00%	-40.00%
40.00	-60.00%	-60.00%
0.00	-100.00%	-100.00%

Summary Selected Risk Considerations (see page FWP-4)

We urge you to read "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset or any Basket Components. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.

- Suitability of Notes for Investment
- Your Investment in the Notes May Result in a Loss
- Your Maximum Gain on the Notes is Limited to the Maximum Cap
- The Notes are Subject to the Credit Risk of HSBC USA Inc.
- Changes in the Values of the Basket Components May Offset Each Other
- Potentially Inconsistent Research, Opinions or Recommendations by HSBC and JPMorgan
- Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity
- No Interest or Dividend Payments or Voting Rights
- The Notes Lack Liquidity
- Potential Conflicts
- We are Not Affiliated with the Reference Asset Issuers
- In Some Circumstances, the Payment You Receive on the Notes May be Partially Based on the Equity Security of a Company Other Than the Eleven Basket Components Initially in the Basket
- The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction
- There is Limited Anti-Dilution Protection
- Many Economic and Market Factors Will Impact the Value of the Notes

Additional Terms Specific to the Notes

This pricing supplement relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any Basket Component, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page FWP-4 of this pricing supplement and "Risk Factors" on page S-1 of the Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- the Stock-Linked Underlying Supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

- the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity up to the Maximum Cap on the Notes of 21.00%, or a maximum Payment at Maturity of $1,210 for every $1,000 Principal Amount of Notes. *If a Knock-Out Event has not occurred,* you will receive at maturity at least the Principal Amount of the Notes. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **THE CONTINGENT MINIMUM RETURN APPLIES ONLY IF A KNOCK-OUT EVENT HAS NOT OCCURRED** — *If a Knock-Out Event has not occurred,* you will receive at least the Principal Amount at maturity even if the Basket Ending Level is below the Basket Starting Level. *If a Knock-Out Event has occurred,* you will lose 1.00% of your Principal Amount for every 1.00% that the Basket Ending Level is less than the Basket Starting Level. If the Reference Return is -100.00%, you will lose your entire investment.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Basket. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Basket. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

  We will not attempt to ascertain whether any Reference Asset Issuer would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more Reference Asset Issuers were treated as a PFIC or a USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Asset Issuers and consult your tax advisor regarding the possible consequences to you, if any, in the event that one or more Reference Asset Issuers is or becomes a PFIC or a USRPHC.

  For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

- **DIVERSIFICATION AMONG THE BASKET COMPONENTS** — The return on the Notes is linked to an equally weighted basket consisting of the respective equity securities of the Reference Asset Issuers. For additional information about each Basket Component, see the information set forth under "Description of the Reference Asset" herein.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any Basket Component. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Stock-Linked Underlying Supplement and prospectus supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset, subject to the Maximum Cap and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Basket Return is positive or negative. If the Basket Ending Level decreases, as compared to the Basket Starting Level, by a percentage that is more than the Knock-Out Buffer Amount of 20.00%, a Knock-Out Event will have occurred, and you will be fully exposed to any decline in the Reference Asset and will not be entitled to receive the benefit provided by the Contingent Minimum Return on the Notes. Under these circumstances, you will lose 1.00% of the Principal Amount of your investment for every 1.00% decline of the Basket Ending Level as compared to the Basket Starting Level. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT**.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM CAP** — If the Basket Ending Level is greater than the Basket Starting Level, for each $1,000 Principal Amount of Notes you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Cap of 21.00% of the Principal Amount, regardless of the appreciation in the Reference Asset, which may be significantly greater than the Maximum Cap. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM CAP.**

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER —** Movements in the prices of the Basket Components may not correlate with each other. At a time when the price of one or more of the Basket Components increases, the price of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Closing Level and the Basket Return, increases in the price of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the price of the other Basket Components.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Reference Asset, and therefore, the market value of the Notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Components would have. In addition, the Reference Asset Issuers will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Asset and the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Reference Asset and the value of the Notes.

- **WE ARE NOT AFFILIATED WITH THE REFERENCE ASSET ISSUERS**— We are not affiliated with the Reference Asset Issuers. We have not made any independent investigation regarding the adequacy or completeness of the information about the Reference Asset Issuers contained in this pricing supplement. You should make your own investigation into the Reference Asset and the Reference Asset Issuers. We are not responsible for the Reference

Asset Issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE PARTIALLY BASED ON THE EQUITY SECURITY OF A COMPANY OTHER THAN THE ELEVEN BASKET COMPONENTS INITIALLY IN THE BASKET** — Following certain corporate events relating to the respective Reference Asset Issuer where such issuer is not the surviving entity, your Payment at Maturity may be based on the equity security of a successor to the respective Reference Asset Issuer or any cash or any other assets distributed to holders of such Basket Component in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see "Additional Note Terms — Merger Event and Tender Offer" and "— Share Delisting, Nationalization, Insolvency" in the accompanying Stock-Linked Underlying Supplement.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION**— The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The Calculation Agent will adjust the Official Closing Price of a Basket Component, which will affect the Basket Closing Level and Basket Return and, consequently, the Payment at Maturity, for certain events affecting the shares of such Basket Component, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Basket Components. If an event occurs that does not require the Calculation Agent to adjust the prices of the shares of the Basket Components, the market price of the Notes may be materially and adversely affected. See "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected volatility of the Basket Components;

  - the time to maturity of the Notes;

  - the dividend rate on the Basket Components;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory or judicial events that affect the Basket Components or the stock markets generally; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Basket Starting Level of 100.00, the Knock-Out Buffer Amount of 20.00%, the Contingent Minimum Return on the Notes of 0.00% and the Maximum Cap of 21.00%. The hypothetical total returns set forth below are for illustrative purposes only, and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Basket Ending Level	Hypothetical Basket Return	Hypothetical Total Return on the Notes
180.00	80.00%	21.00%
165.00	65.00%	21.00%
150.00	50.00%	21.00%
140.00	40.00%	21.00%
130.00	30.00%	21.00%
120.00	20.00%	20.00%
115.00	15.00%	15.00%
110.00	10.00%	10.00%
105.00	5.00%	5.00%
102.00	2.00%	2.00%
101.50	1.50%	1.50%
100.50	0.50%	0.50%
100.00	**0.00%**	**0.00%**
95.00	-5.00%	**0.00%**
90.00	-10.00%	**0.00%**
85.00	-15.00%	**0.00%**
80.00	-20.00%	**0.00%**
70.00	-30.00%	-30.00%
60.00	-40.00%	-40.00%
50.00	-50.00%	-50.00%
40.00	-60.00%	-60.00%
30.00	-70.00%	-70.00%
20.00	-80.00%	-80.00%
10.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Reference Asset decreases from the Basket Starting Level of 100.00 to a Basket Ending Level of 90.00. Because a Knock-Out Event has not occurred and the Basket Return of -10.00% is less than the Contingent Minimum Return of 0.00%, the investor benefits from the Contingent Minimum Return and receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount of Notes.

Example 2: A Knock-Out Event has not occurred, and the level of the Reference Asset increases from the Basket Starting Level of 100.00 to a Basket Ending Level of 110.00. Because a Knock-Out Event has not occurred and the Basket Return of 10.00% is greater than the Contingent Minimum Return of 0.00% but less than the Maximum Cap of 21.00%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 10.00\%) = \$1,100.00$$

Example 3: A Knock-Out Event has not occurred, and the level of the Reference Asset increases from the Basket Starting Level of 100.00 to a Basket Ending Level of 130.00. Because a Knock-Out Event has not occurred and the Basket Return of 30.00% is greater than the Maximum Cap of 21.00% the investor receives a Payment at Maturity of $1,210.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 21.00\%) = \$1,210.00$$

Example 4: A Knock-Out Event has occurred, and the level of the Reference Asset decreases from the Basket Starting Level of 100.00 to a Basket Ending Level of 70.00. Because a Knock-Out Event has occurred, and the Basket Return is -30.00%, the investor is exposed to the performance of the Reference Asset and receives a Payment at Maturity of $700.00 per $1,000.00 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times -30.00\%) = \$700.00$$

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in any Basket Component. All disclosure contained in this pricing supplement regarding the Reference Asset, including the performance and description of the Basket Components, where applicable, is derived from publicly available information. You should make your own investigation into each Basket Component.

We urge you to read the section "Information Regarding the Reference Stocks and the Reference Stock Issuers" on page S-11 in the accompanying Stock-Linked Underlying Supplement.

REFERENCE ASSET ISSUER AND REFERENCE ASSET INFORMATION

The Notes have not been passed on by the Reference Asset Issuers as to their legality or suitability. The Notes are not issued by and are not financial or legal obligations of the Reference Asset Issuers. The Reference Asset Issuers make no warranties and bear no liabilities with respect to the Notes. This pricing supplement relates only to the Notes offered and does not relate to any security of an underlying issuer.

All information on the Basket Components and the Reference Asset Issuers is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the "Exchange Act") are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a Basket Component can be located by reference to the SEC file number specified in the description of the Basket Components below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We have not made any independent investigation as to the accuracy or completeness of any materials referred to above, including any filings made by any Reference Asset Issuer with the SEC. In connection with any issuance of Notes, neither we nor the agent has participated in the preparation of the above-described documents or made any due diligence inquiry with respect to the Reference Asset Issuers. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading level or price of a Basket Component (and therefore the price of such Basket Component at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of a Basket Component could affect the value received at maturity with respect to the Notes and therefore the price of the Notes.

APPLE INC. (AAPL)

Description of Apple Inc.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-10030 or its CIK Code: 320193. The company's common stock is listed on the NASDAQ Global Select Market (the "NASDAQ") under the ticker symbol "AAPL."

Historical Performance of Apple Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 1, 2007 through August 10, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2007	$97.80	$81.90	$92.91
June 30, 2007	$127.60	$89.60	$122.04
September 30, 2007	$155.00	$111.62	$153.54
December 31, 2007	$202.96	$150.64	$198.08
March 31, 2008	$200.20	$115.44	$143.50
June 30, 2008	$192.24	$144.54	$167.44
September 30, 2008	$180.91	$100.61	$113.66
December 31, 2008	$116.40	$79.16	$85.35
March 31, 2009	$109.90	$78.20	$105.12
June 30, 2009	$146.40	$103.90	$142.43
September 30, 2009	$188.89	$134.42	$185.37
December 31, 2009	$213.94	$180.76	$210.86
March 31, 2010	$237.48	$190.26	$234.93
June 30, 2010	$279.00	$199.35	$251.53
September 30, 2010	$294.73	$235.56	$283.75
December 31, 2010	$326.65	$277.77	$322.56
March 31, 2011	$364.90	$324.88	$348.45
June 30, 2011	$355.00	$310.65	$335.67
September 30, 2011	$422.85	$334.22	$381.18
December 30, 2011	$426.69	$354.27	$405.00
March 31, 2012	$621.42	$409.00	$599.47
June 30, 2012	$644.00	$528.69	$584.00
August 10, 2012*	$625.00	$570.00	$621.64

* As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 10, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the Basket Component's common stock from August 10, 2007 through August 10, 2012, based on information from the Bloomberg Professional® service. The market price of the Basket Component on August 10, 2012 was $621.64. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*

Historical Performance of Apple Inc.



COACH, INC. (COH)

Description of Coach, Inc.

Coach, Inc. designs, produces, and markets primarily leather goods. The company's products include handbags, business cases, men's and women's accessories, luggage and travel accessories, leather outerwear, and gloves. The company, together with a licensing partner, offers watches, footwear, furniture, and eyewear. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-16153 or its CIK Code: 1116132. The company's common stock is listed on the New York Stock Exchange (the "NYSE") under the ticker symbol "COH."

Historical Performance of Coach, Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 1, 2007 through August 10, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2007	$51.56	$42.50	$50.05
June 30, 2007	$54.00	$46.06	$47.39
September 30, 2007	$50.95	$40.30	$47.27
December 31, 2007	$47.89	$29.22	$30.58
March 31, 2008	$33.15	$23.22	$30.15
June 30, 2008	$37.64	$28.65	$28.88
September 30, 2008	$32.95	$22.65	$25.04
December 31, 2008	$24.99	$13.23	$20.77
March 31, 2009	$22.45	$11.41	$16.70
June 30, 2009	$28.74	$16.25	$26.88
September 30, 2009	$33.80	$22.94	$32.92
December 31, 2009	$37.36	$31.04	$36.53
March 31, 2010	$40.60	$32.96	$39.52
June 30, 2010	$44.37	$35.70	$36.55
September 30, 2010	$43.86	$33.76	$42.96
December 31, 2010	$58.55	$42.27	$55.31
March 31, 2011	$58.28	$49.24	$52.04
June 30, 2011	$64.42	$50.38	$63.93
September 30, 2011	$69.18	$45.70	$51.83
December 30, 2011	$66.53	$48.37	$61.04
March 31, 2012	$79.64	$59.74	$77.28
June 30, 2012	$79.00	$55.18	$58.48
August 10, 2012*	$62.47	$48.24	$54.83

* As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 10, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the Basket Component's common stock from August 10, 2007 through August 10, 2012, based on information from the Bloomberg Professional® service. The market price of the Basket Component on August 10, 2012 was $54.83. ***Past performance of the Basket Component is not indicative of the future performance of the Basket Component.***



Historical Performance of Coach, Inc

GOOGLE INC. (GOOG)

Description of Google Inc.

Google Inc. is a global technology company that provides a web based search engine through its website. The company offers a wide range of search options, including web, image, groups, directory, and news searches. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-50726 or its CIK Code: 1288776. The company's common stock is listed on the NASDAQ under the ticker symbol "GOOG."

Historical Performance of Google Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 1, 2007 through August 10, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2007	$513.00	$437.00	$458.16
June 30, 2007	$534.99	$452.12	$523.38
September 30, 2007	$571.75	$480.51	$567.27
December 31, 2007	$747.24	$569.61	$691.48
March 31, 2008	$697.37	$412.11	$440.47
June 30, 2008	$602.45	$441.00	$526.42
September 30, 2008	$555.61	$380.78	$400.52
December 31, 2008	$416.80	$247.30	$307.65
March 31, 2009	$381.00	$282.75	$348.06
June 30, 2009	$447.34	$340.61	$421.59
September 30, 2009	$507.00	$396.00	$495.85
December 31, 2009	$625.90	$482.60	$619.98
March 31, 2010	$629.51	$520.00	$567.01
June 30, 2010	$597.83	$444.72	$444.95
September 30, 2010	$536.75	$433.63	$525.79
December 31, 2010	$630.80	$518.86	$593.97
March 31, 2011	$642.67	$551.34	$586.21
June 30, 2011	$595.19	$473.02	$506.38
September 30, 2011	$627.40	$490.86	$514.38
December 30, 2011	$646.76	$480.77	$645.90
March 31, 2012	$670.25	$564.66	$641.24
June 30, 2012	$653.14	$556.55	$580.07
August 10, 2012*	$649.34	$562.20	$642.00

> * As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 10, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the Basket Component's common stock from August 10, 2007 through August 10, 2012, based on information from the Bloomberg Professional® service. The market price of the Basket Component on August 10, 2012 was $642.00. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*



Historical Performance of Google Inc.

MEAD JOHNSON NUTRITION COMPANY (MJN)

Description of Mead Johnson Nutrition Company

Mead Johnson Nutrition Company manufactures nutritional products for infants, children, and expectant and nursing mothers. The company markets its products in North America, Latin America, Europe and Asia. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-34251 or its CIK Code: 1452575. The company's common stock is listed on the NYSE under the ticker symbol "MJN."

Historical Performance of Mead Johnson Nutrition Company

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from the first time when the Basket Component was first listed through August 10, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2009	$29.85	$26.00	$28.87
June 30, 2009	$33.76	$25.72	$31.77
September 30, 2009	$50.35	$31.51	$45.11
December 31, 2009	$47.75	$39.75	$43.70
March 31, 2010	$52.87	$43.50	$52.03
June 30, 2010	$55.23	$46.19	$50.12
September 30, 2010	$58.01	$49.55	$56.91
December 31, 2010	$63.38	$55.58	$62.25
March 31, 2011	$63.30	$55.13	$57.93
June 30, 2011	$68.85	$57.87	$67.55
September 30, 2011	$76.89	$64.79	$68.83
December 30, 2011	$76.53	$60.68	$68.73
March 31, 2012	$83.95	$70.38	$82.48
June 30, 2012	$88.72	$77.72	$80.51
August 10, 2012*	$84.54	$68.11	$73.00

 * As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 10, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the Basket Component's common stock from August 10, 2007 through August 10, 2012, based on information from the Bloomberg Professional® service. The market price of the Basket Component on August 10, 2012 was $73.00. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*

Historical Performance of Mead Johnson Nutrition Company



MYLAN INC. (MYL)

Description of Mylan Inc.

Mylan Inc. is a global generic and specialty pharmaceuticals company. The company operates an active pharmaceutical ingredient manufacturer and runs a specialty business focused on respiratory, allergy, and psychiatric therapies. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-09114 or its CIK Code: 69499. The company's common stock is listed on the NASDAQ under the ticker symbol "MYL."

Historical Performance of Mylan Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 1, 2007 through August 10, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2007	$22.75	$19.18	$21.14
June 30, 2007	$22.90	$17.95	$18.19
September 30, 2007	$18.34	$13.88	$15.96
December 31, 2007	$17.30	$12.93	$14.06
March 31, 2008	$15.49	$10.04	$11.60
June 30, 2008	$13.54	$10.90	$12.07
September 30, 2008	$14.45	$10.67	$11.42
December 31, 2008	$11.55	$5.75	$9.89
March 31, 2009	$13.85	$9.65	$13.41
June 30, 2009	$14.94	$12.50	$13.05
September 30, 2009	$16.47	$11.66	$16.01
December 31, 2009	$19.21	$15.42	$18.43
March 31, 2010	$23.30	$16.75	$22.71
June 30, 2010	$23.63	$16.89	$17.04
September 30, 2010	$18.99	$16.55	$18.81
December 31, 2010	$21.49	$18.33	$21.13
March 31, 2011	$24.17	$20.95	$22.66
June 30, 2011	$25.46	$21.91	$24.67
September 30, 2011	$25.00	$16.99	$16.99
December 30, 2011	$21.84	$15.49	$21.46
March 31, 2012	$23.88	$20.37	$23.45
June 30, 2012	$23.63	$20.21	$21.37
August 10, 2012*	$23.48	$21.10	$23.46

* As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 10, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the Basket Component's common stock from August 10, 2007 through August 10, 2012, based on information from the Bloomberg Professional® service. The market price of the Basket Component on August 10, 2012 was $23.46. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*



Historical Performance of Mylan Inc.

LAS VEGAS SANDS CORP. (LVS)

Description of Las Vegas Sands Corp.

Las Vegas Sands Corp. owns and operates casino resorts and convention centers. The company operates in the United States, Macau and Singapore. The company's casino's offer a wide range of gaming activities and entertainment as well as overnight accommodations, while its expo centers host a wide range of entertainment shows, expositions, and other activities. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-32373 or its CIK Code: 1300514. The company's common stock is listed on the NYSE under the ticker symbol "LVS."

Historical Performance of Las Vegas Sands Corp.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 1, 2007 through August 10, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2007	$109.45	$81.01	$86.61
June 30, 2007	$91.91	$71.24	$76.39
September 30, 2007	$142.75	$75.56	$133.42
December 31, 2007	$148.76	$102.50	$103.05
March 31, 2008	$105.35	$70.00	$73.64
June 30, 2008	$83.13	$45.30	$47.44
September 30, 2008	$59.00	$30.56	$36.11
December 31, 2008	$37.00	$2.89	$5.93
March 31, 2009	$9.15	$1.38	$3.01
June 30, 2009	$11.84	$3.08	$7.86
September 30, 2009	$20.73	$6.32	$16.84
December 31, 2009	$18.83	$12.95	$14.94
March 31, 2010	$22.49	$14.89	$21.15
June 30, 2010	$27.84	$18.09	$22.14
September 30, 2010	$35.87	$20.73	$34.85
December 31, 2010	$55.46	$34.61	$45.95
March 31, 2011	$51.00	$36.05	$42.22
June 30, 2011	$48.24	$37.23	$42.21
September 30, 2011	$50.49	$36.09	$38.34
December 30, 2011	$49.44	$36.20	$42.73
March 31, 2012	$59.85	$41.77	$57.57
June 30, 2012	$62.08	$41.28	$43.49
August 10, 2012*	$44.08	$34.72	$39.95

* As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 10, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the Basket Component's common stock from August 10, 2007 through August 10, 2012, based on information from the Bloomberg Professional® service. The market price of the Basket Component on August 10, 2012 was $39.95. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*



Historical Performance of Las Vegas Sands Corp.

STARBUCKS CORPORATION (SBUX)

Description of Starbucks Corporation

Starbucks Corporation retails, roasts, and provides its own brand of specialty coffee. The company operates retail locations worldwide and sells whole bean coffees through its sales group, direct response business, supermarkets, and on the world wide web. The company also produces and sells bottled coffee drinks and a line of ice creams. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-20322 or its CIK Code: 829224. The company's common stock is listed on the NASDAQ under the ticker symbol "SBUX."

Historical Performance of Starbucks Corporation

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 1, 2007 through August 10, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2007	$36.61	$28.87	$31.36
June 30, 2007	$32.19	$25.22	$26.24
September 30, 2007	$28.60	$25.67	$26.20
December 31, 2007	$26.92	$19.89	$20.47
March 31, 2008	$21.01	$16.77	$17.50
June 30, 2008	$18.89	$15.39	$15.74
September 30, 2008	$17.18	$13.33	$14.87
December 31, 2008	$15.05	$7.06	$9.46
March 31, 2009	$12.42	$8.13	$11.11
June 30, 2009	$15.44	$10.86	$13.89
September 30, 2009	$20.94	$12.76	$20.65
December 31, 2009	$23.95	$18.69	$23.06
March 31, 2010	$26.00	$21.26	$24.27
June 30, 2010	$28.50	$23.96	$24.30
September 30, 2010	$26.57	$22.50	$25.58
December 31, 2010	$33.14	$25.38	$32.13
March 31, 2011	$38.21	$30.75	$36.95
June 30, 2011	$39.79	$34.62	$39.49
September 30, 2011	$42.00	$33.72	$37.29
December 30, 2011	$46.50	$35.12	$46.01
March 31, 2012	$56.55	$45.28	$55.89
June 30, 2012	$62.00	$51.04	$53.32
August 10, 2012*	$54.27	$43.05	$45.57

* As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 10, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the Basket Component's common stock from August 10, 2007 through August 10, 2012, based on information from the Bloomberg Professional® service. The market price of the Basket Component on August 10, 2012 was $45.57. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*



Historical Performance of Starbucks Corporation

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. (HOT)

Description of Starwood Hotels & Resorts Worldwide, Inc.

Starwood Hotels & Resorts Worldwide, Inc. owns, manages, and franchises luxury and upscale hotels throughout the world. The company also develops and operates vacation interval ownership resorts. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-07959 or its CIK Code: 316206. The company's common stock is listed on the NYSE under the ticker symbol "HOT."

Historical Performance of Starwood Hotels & Resorts Worldwide, Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 1, 2007 through August 10, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2007	$69.65	$59.64	$64.85
June 30, 2007	$74.35	$65.98	$67.07
September 30, 2007	$75.45	$52.63	$60.75
December 31, 2007	$62.83	$42.78	$44.03
March 31, 2008	$55.99	$37.40	$51.75
June 30, 2008	$55.34	$39.11	$40.07
September 30, 2008	$43.25	$25.95	$28.14
December 31, 2008	$28.55	$10.98	$17.90
March 31, 2009	$23.78	$9.11	$12.70
June 30, 2009	$26.68	$12.26	$22.20
September 30, 2009	$34.78	$18.49	$33.03
December 31, 2009	$37.55	$27.67	$36.57
March 31, 2010	$47.52	$33.15	$46.64
June 30, 2010	$56.65	$41.28	$41.43
September 30, 2010	$54.25	$39.60	$52.55
December 31, 2010	$62.72	$52.16	$60.78
March 31, 2011	$65.51	$54.95	$58.12
June 30, 2011	$61.70	$50.88	$56.04
September 30, 2011	$59.45	$37.89	$38.82
December 30, 2011	$54.02	$35.79	$47.97
March 31, 2012	$59.10	$48.23	$56.41
June 30, 2012	$60.80	$47.42	$53.04
August 10, 2012*	$56.84	$48.38	$54.22

* As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 10, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the Basket Component's common stock from August 10, 2007 through August 10, 2012, based on information from the Bloomberg Professional® service. The market price of the Basket Component on August 10, 2012 was $54.22. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*

Historical Performance of Starwood Hotels & Retorts Worldwide, Inc.



TIFFANY & CO. (TIF)

Description of Tiffany & Co.

Tiffany & Co. operates jewelry and specialty retail stores and designs and manufactures its products through subsidiary companies. The company retails its products through stores and boutiques in the United States, Mexico, Canada, and Brazil, and wholesales outside the United States. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-09494 or its CIK Code: 98246. The company's common stock is listed on the NYSE under the ticker symbol "TIF."

Historical Performance of Tiffany & Co.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 1, 2007 through August 10, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2007	$46.16	$38.17	$45.48
June 30, 2007	$54.75	$45.34	$53.06
September 30, 2007	$56.79	$39.53	$52.35
December 31, 2007	$57.34	$43.80	$46.03
March 31, 2008	$46.14	$32.85	$41.84
June 30, 2008	$49.96	$40.26	$40.75
September 30, 2008	$45.80	$33.66	$35.52
December 31, 2008	$35.79	$16.78	$23.63
March 31, 2009	$26.20	$16.70	$21.56
June 30, 2009	$31.30	$20.94	$25.36
September 30, 2009	$39.40	$23.86	$38.53
December 31, 2009	$44.49	$37.26	$43.00
March 31, 2010	$48.38	$38.89	$47.49
June 30, 2010	$52.19	$37.73	$37.91
September 30, 2010	$47.19	$35.81	$46.99
December 31, 2010	$65.76	$45.93	$62.27
March 31, 2011	$65.58	$54.58	$61.44
June 30, 2011	$78.99	$61.13	$78.52
September 30, 2011	$84.49	$57.21	$60.82
December 30, 2011	$80.99	$56.25	$66.26
March 31, 2012	$74.20	$58.71	$69.13
June 30, 2012	$70.47	$49.73	$52.95
August 10, 2012*	$59.10	$50.54	$58.48

> * As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 10, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the Basket Component's common stock from August 10, 2007 through August 10, 2012, based on information from the Bloomberg Professional® service. The market price of the Basket Component on August 10, 2012 was $58.48. ***Past performance of the Basket Component is not indicative of the future performance of the Basket Component.***

Historical Performance of Tiffany & Co.



WYNN RESORTS, LIMITED (WYNN)

Description of Wynn Resorts, Limited

Wynn Resorts Limited owns and operates luxury hotels and destination casino resorts in Las Vegas, Nevada and in Macau, China. The resorts features guest rooms and suits, restaurants, golf courses, and on-site luxury automotive dealerships**.** Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-50028 or its CIK Code**:** 1174922**.** The company's common stock is listed on the NASDAQ under the ticker symbol "WYNN."

Historical Performance of Wynn Resorts, Limited

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 1, 2007 through August 10, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2007	$114.60	$89.06	$94.86
June 30, 2007	$107.97	$85.53	$89.69
September 30, 2007	$168.79	$88.42	$157.56
December 31, 2007	$176.14	$110.50	$112.13
March 31, 2008	$124.77	$90.92	$100.64
June 30, 2008	$116.54	$77.67	$81.35
September 30, 2008	$119.73	$69.27	$81.64
December 31, 2008	$83.69	$28.21	$42.26
March 31, 2009	$55.39	$14.50	$19.97
June 30, 2009	$50.76	$19.52	$35.30
September 30, 2009	$74.89	$29.05	$70.89
December 31, 2009	$71.50	$51.74	$58.23
March 31, 2010	$77.95	$59.70	$75.83
June 30, 2010	$93.99	$71.00	$76.27
September 30, 2010	$95.85	$73.12	$86.77
December 31, 2010	$117.50	$85.81	$103.84
March 31, 2011	$132.25	$106.21	$127.25
June 30, 2011	$151.73	$128.17	$143.54
September 30, 2011	$172.58	$111.71	$115.08
December 30, 2011	$142.13	$101.06	$110.49
March 31, 2012	$132.59	$104.63	$124.88
June 30, 2012	$138.28	$95.82	$103.72
August 10, 2012*	$105.00	$90.11	$101.83

* As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 10, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the Basket Component's common stock from August 10, 2007 through August 10, 2012, based on information from the Bloomberg Professional® service. The market price of the Basket Component on August 10, 2012 was $101.83. *Past performance of the Basket Component is not indicative of the future performance of the Basket Component.*

Historical Performance of Wynn Resorts, Limited



YUM! BRANDS, INC. (YUM)

Description of YUM! Brands, Inc.

YUM! Brands, Inc. owns and franchises quick-service restaurants worldwide. The company develops, operates, franchises and licenses a worldwide system of restaurants which prepare, package and sell a menu of food items. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-13163 or its CIK Code: 1041061. The company's common stock is listed on the NYSE under the ticker symbol "YUM."

Historical Performance of YUM! Brands, Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Basket Component for each quarter in the period from January 1, 2007 through August 10, 2012. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Basket Component should not be taken as an indication of future performance of the Basket Component.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2007	$31.11	$27.64	$28.88
June 30, 2007	$34.50	$28.71	$32.72
September 30, 2007	$35.05	$28.75	$33.83
December 31, 2007	$40.59	$33.50	$38.27
March 31, 2008	$39.10	$31.48	$37.21
June 30, 2008	$41.73	$34.47	$35.09
September 30, 2008	$40.00	$31.38	$32.61
December 31, 2008	$33.22	$21.50	$31.50
March 31, 2009	$33.43	$23.37	$27.48
June 30, 2009	$36.74	$27.10	$33.34
September 30, 2009	$36.96	$32.50	$33.76
December 31, 2009	$36.17	$32.69	$34.97
March 31, 2010	$38.85	$32.49	$38.33
June 30, 2010	$44.00	$37.57	$39.04
September 30, 2010	$46.91	$38.26	$46.06
December 31, 2010	$52.47	$46.09	$49.05
March 31, 2011	$53.19	$46.27	$51.38
June 30, 2011	$56.97	$49.25	$55.24
September 30, 2011	$57.75	$47.54	$49.39
December 30, 2011	$59.79	$47.17	$59.01
March 31, 2012	$71.78	$58.40	$71.18
June 30, 2012	$74.43	$61.57	$64.42
August 10, 2012*	$68.66	$61.05	$66.83

* As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 1, 2012 through August 10, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the Basket Component's common stock from August 10, 2007 through August 10, 2012, based on information from the Bloomberg Professional® service. The market price of the Basket Component on August 10, 2012 was $66.83. ***Past performance of the Basket Component is not indicative of the future performance of the Basket Component.***

Historical Performance of YUM! Brands, Inc.



Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Basket Ending Level, including the determinations of each Basket Component's Final Price. If a market disruption event exists with respect to a Basket Component on that scheduled trading day, then the accelerated Final Valuation Date for such Basket Component will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will then be the third business day following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to a Basket Component on the scheduled trading day preceding the date of acceleration, the determination of such Basket Component's Final Price will be made on such date, irrespective of the existence of a market disruption event with respect to one or more of the other Basket Components occurring on such date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker dealer affiliates, at the price indicated on the cover of this pricing supplement. J.P. Morgan Securities LLC and certain of its registered broker dealer affiliates will act as placement agent for the Notes and will receive a fee that will not exceed $10.00 per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.